SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

21 December 2011

Sappi Limited
(Registration number 1936/008963/06)
(Incorporated in the Republic of South Africa)
Share code: SAP    ISIN: ZAE000006284); NYSE code SPP
(“Sappi” or the “Company”)

Dealing in securities by directors of listed companies

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding dealing in securities of Sappi by directors of the Company and of the Company’s major subsidiary companies.  Clearance for the dealings was received in terms of Listings Requirement 3.66, as follows:

1.	Director’s Name	:	M R Thompson

	Company	:	Sappi Limited

	Date of transaction	:	20 December 2011

	Nature of transaction	:	Sale of shares to defray taxation payable on 24 695 shares which vested for Mr Thompson in terms of the Sappi Limited Performance Share Incentive Plan as per SENS Announcement of 15 December 2011.

	Number of shares sold	:	10 600

	Selling price	:	R23.62 (3 933 shares)
R23.63 (2 897 shares)
R23.64 (2 777 shares)
R23.66 (993 shares)

	Total value	:	R250 496.23

	Method of trade	:	On market
	Class of security	:	Ordinary shares
	Extent of interest	:	Direct beneficial

2.	Director’s Name	:	A Rossi

	Company (Subsidiary)	:	Sappi Southern Africa / Sappi Fine Paper North America

	Date of transaction	:	20 December 2011

	Nature of transaction	:	Sale of shares to defray taxation payable on 9 261 shares which vested for Mr Rossi in terms of the Sappi Limited Performance Share Incentive Plan as per SENS Announcement of 15 December 2011.

	Number of shares sold	:	4 100

	Selling price	:	R23.58 (1 400 shares)
R23.57 (2 700 shares)

	Total value	:	R96 651.00

	Method of trade	:	On market
	Class of security	:	Ordinary shares
	Extent of interest	:	Direct beneficial

3.	Director’s Name	:	S Manchester

	Company (Subsidiary)	:	Sappi Fine Paper North America

	Date of transaction	:	21 December 2011

	Nature of transaction	:	Sale of shares

	Number of shares sold	:	11 113

	Selling price	:	R23.60 (2 720 shares)
R23.58 (3 956 shares)
R23.51 (4 437 shares)

	Total value	:	R261 788.35

	Method of trade	:	On market
	Class of security	:	Ordinary shares
	Extent of interest	:	Direct beneficial

Denis O’Connor
Group Secretary
Sappi Limited
Tel +27 (0)11 407 8072
Fax +27 (0)11 339 1881
denis.oconnor@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 21, 2011

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller